SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 12.
Total Number of pages is 15.

Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company

We have audited the accompanying statement of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 25, 2008

Members: AICPA, The Leading Edge Alliance, Kreston International
2626 Howell Street • Suite 700 • Dallas, TX 75204-4064 • 214.871.7500 • Fax 214.871.0011 • Toll Free 877.231.7500 • www.lgt-cpa.com

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Profit Sharing and Retirement Plan of:
Liberty National Life Insurance Company:

We have audited the accompanying statement of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 22, 2007

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2007	December 31, 2006
Investments, at fair value:		
Torchmark Corporation common stock	$6,550,315	$7,761,887
Waddell & Reed Financial, Inc. class A common stock	1,180,757	983,510
Registered mutual funds	9,483,056	11,662,274
Common and collective trusts	10,473,457	11,915,976
Loans to participants	351,257	458,939
Short-term investments	84,576	112,811
Net assets available for benefits at fair value	28,123,418	32,895,397
Adjustments from fair value to contract value for fully benefit responsive investment contracts	76,352	148,069
Net assets available for benefits	$28,199,770	$33,043,466

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2007	2006
Investment income:		
Cash dividends - Torchmark and		
Waddell & Reed common stock	$80,376	$98,015
Dividends on mutual funds	726,329	369,258
Dividends on common and collective trusts	429,160	409,088
Interest income - short-term investments	45,478	38,487
	1,281,343	914,848
Investment expenses	5,041	4,728
	1,276,302	910,120
Net appreciation in fair value of investments	402,765	2,704,985
Benefits paid to participants:	6,522,763	6,478,878
Net decrease in net assets	(4,843,696)	(2,863,773)
Net assets available for benefits:		
Beginning of plan year	33,043,466	35,907,239
End of plan year	$28,199,770	$33,043,466

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2007 and 2006 was $60.53 and $63.76, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") class A common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $36.09 and $27.36 at December 31, 2007 and 2006, respectively.

Participant loans are valued at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

A variety of mutual funds and two common and collective trusts are available to Plan participants for investment purposes. The shares of mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common and collective trust funds are stated at fair value as determined by the issuer of the funds based on the market value of the underlying investments. Common and collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National.

Federal income taxes - The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Recent accounting pronouncement – In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 ("FAS 157"), *Fair Value Measurement.* This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires disclosures about the use of fair value measurements. FAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Participant accounts – Each participant's account is credited with Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Vesting provisions and forfeitures - All participants are fully vested in their accumulated account balances and, therefore, the Plan cannot incur any forfeitures.

Payment of benefits - Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate not less than 3% per annum or by the purchase of a single premium annuity. Benefits are recorded when paid.

Participant loans – Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $10,000 or 50% of the participant's vested account balance. Loans are secured by the participant's account balance. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the interest rate is set at the AmSouth Bank prime rate plus 1%.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31, 2007	December 31, 2006
Registered Mutual Funds:		
Allianz RCM Technology Fund	$ 1,650,583	$ 196,386
Goldman Sachs Mid Cap Value Fund	105,897	240,519
AIM Technology Fund[1]	0	1,745,074
Goldman Sachs Growth Opportunities Fund	283,885	254,266
Pioneer Oak Ridge Large Cap Growth Fund[2]	0	1,601,697
American Century Equity Income Fund	974,923	1,099,302
Dreyfus Small Cap Stock Index Fund[5]	149,685	239,661
AIM Basic Value Fund	765,009	1,055,436
Janus Advisor International Growth Fund	1,357,205	1,991,443
American Funds Growth Fund of America[2, 3]	1,411,600	0
Pioneer Bond Fund[4]	875,300	1,039,315
Pioneer Classic Balanced Fund	312,086	471,066
MFS Value Fund	328,561	346,987
AIM Global Health Care Fund	246,012	295,279
Fidelity Advisor Dividend Growth Fund	1,022,310	1,085,843
	$ 9,483,056	$ 11,662,274
Common and Collective Trusts:		
INVESCO 500 Index Trust	1,003,691	1,639,345
AmSouth Stable Principal Fund	9,469,766	10,276,631
	$ 10,473,457	$ 11,915,976
Torchmark Corporation common stock	$ 6,550,315	$ 7,761,887
Waddell & Reed Financial, Inc. class A common stock	$ 1,180,757	$ 983,510
Pioneer Cash Reserves Fund – Class Y	$ 84,576	$ 112,811
Participant Loans	$ 351,527	$ 458,939

1. The AIM Technology Fund was removed as an investment option on September 30, 2007. Existing balances were mapped into the Allianz RCM Technology Fund on October 1, 2007.

2. The Pioneer Oak Ridge Large Cap Growth Fund was removed as an investment option on September 30, 2007. Existing balances were mapped into the American Funds Growth Fund of America on October 1, 2007.

3. The American Funds Growth Fund of America was a new fund as of October 1, 2007.

4. October 1, 2006, Pioneer Government Income Fund merged into Pioneer Bond Fund.

5. October 1, 2006, Pioneer Growth Opportunities Fund merged into Dreyfus Small Cap Stock Index Fund.

NOTE C - Investments (continued)

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2007	2006
Common stocks	$ (58,848)	$ 1,452,965
Registered mutual funds	383,023	1,060,797
Common and collective trusts	78,590	191,223
	$ 402,765	$ 2,704,985

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Pioneer Cash Reserves Fund – Class Y.

NOTE E – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	December 31,	
	2007	2006
Net assets available for benefits:		
Investments, at fair value	$ 28,123,418	$ 32,895,397
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	76,352	148,069
Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$ 28,199,770	$ 33,043,466

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2007

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	108,216 shares $1 par value common stock	$6,550,315
	Waddell & Reed Financial, Inc.	32,717 shares $1 par value class A common stock	1,180,757
	Registered Mutual Funds	32,646 shares Allianz RCM Technology Fund	1,650,583
		2,996 shares Goldman Sachs Mid Cap Value Fund	105,897
		12,567 shares Goldman Sachs Growth Opportunites Fund	283,885
		124,990 shares American Century Equity Income Fund	974,923
		7,027 shares Dreyfus Small Cap Stock Index Fund	149,685
		24,286 shares AIM Basic Value Fund	765,009
		41,813 shares American Funds Growth Fund of America	1,411,600
		21,068 shares Janus Advisor International Growth Fund	1,357,205
		94,935 shares Pioneer Bond Fund	875,300
		32,240 shares Pioneer Classic Balanced Fund	312,086
		12,385 shares MFS Value Fund	328,561
		8,527 shares AIM Global Health Care Fund	246,012
		81,850 shares Fidelity Advisor Dividend Growth Fund	1,022,310
			9,483,056
*	Common and Collective Trusts	25,225 shares INVESCO 500 Index Trust	1,003,691
		954,612 shares AmSouth Stable Principal Fund	9,469,766
			10,473,457
*	Participant Loans	Loans to Plan participants, various interest rates, maturing from 1 to 60 months	351,257
*	AmSouth Bank, NA	84,576 shares Pioneer Cash Reserves Fund - Class Y	84,576
			$28,123,418

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated February 28, 2008 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2007).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent registered public accounting firm report dated June 25, 2007 into Form S-8 Registration Statement No. 333-83317.

99(a) – (3) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 25, 2008, into Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of
Liberty National Life Insurance
Company

By: Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 27, 2008

Exhibit 99(a)-(2)

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2006.

Deloitte + Touche LLP

June 26, 2008

Exhibit 99 (a) – (3)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-83317) pertaining to the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company, of our report dated June 25, 2008, with respect to the financial statements and supplemental schedule of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 25, 2008

END